Exhibit 21.1

Woodland Holdings Corporation

&

Subsidiaries

Those entities, which are indented, represent subsidiaries of the entity under which they are indented.

Name of Company	Jurisdiction of Formation
Woodland Holdings Corporation	Delaware
A. T2 Communications, LLC	Michigan
B. Phone Services and More, LLC DBA Visitatel, LLC	Michigan
C. Tiny Dial, LLC	Delaware